SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 4)

IGENE Biotechnology, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

451695 10 0
(CUSIP Number)

Martin Neidell, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

SCHEDULE 13D

CUSIP No. 451695 10 0	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	103,804,365 0 103,804,365 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,804,365

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.6%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 451695 10 0	Page 3 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas L. Kempner, Trustee, Trust F/B/O Alan H. Kempner, Jr., and Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,227,078 0 3,227,078 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,227,078

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.86%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 451695 10 0	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas L. Kempner, Trustee, Trust F/B/O Alan H. Kempner, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	49,655,353 0 49,655,353 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,655,353

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 451695 10 0	Page 5 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nan S. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	281,091 0 281,091 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,091

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .45%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 451695 10 0	Page 6 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas L. Kempner, Trustee, Trust F/B/O Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	49,716,951 0 49,716,951 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,716,951

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0%

14	TYPE OF REPORTING PERSON* OO

          The Statement on Schedule 13D ("Schedule 13D"), dated December 14, 1995 and amended on June 8, 2000 and October 5, 2000, which was filed on behalf of Thomas L. Kempner, with regard to his beneficial ownership of shares of Common Stock, $0.01 par value (the "Shares"), of IGENE Biotechnology, Inc., a Maryland corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

Item 1.  Security and Issuer.

          This statement on Schedule 13D/A No. 3 relates to the Shares of the Company.

          The address of the Company's principal executive offices is 9110 Red Branch Road, Columbia, Maryland 21045-2097.

Item 2.  Identity and Background.

          This Statement is being filed on behalf of (a) Thomas L. Kempner; (b) Thomas L. Kempner, Trustee, Trust F/B/O Alan H. Kempner, Jr., and Thomas L. Kempner; (c) Thomas L. Kempner, Trustee, Trust F/B/O Alan H. Kempner, Jr.; (d) Nan S. Kempner, and (e) Thomas L. Kempner, Trustee, Trust F/B/O Thomas L. Kempner (collectively, the "Filing Persons").

          Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

           Thomas L. Kempner. Mr. Kempner is a citizen of the United States of America, and his business address is c/o Loeb Partners Corporation, 61 Broadway, New York, New York 10006. His present principal employment is Chairman of Loeb Partners Corporation, a registered broker dealer and its parent Loeb Holding Corp. Mr. Kempner is also a director of the Company.

           Nan S. Kempner is Thomas L. Kempner's wife.

           Alan H. Kempner, Jr. is Thomas L. Kempner's brother.

          During the last five years, the Filing Persons have not, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

           The Securities reported herein were acquired directly or indirectly with personal funds in the case of individuals and trust funds in the case of trusts.

Item 4.  Purpose of Transaction.

          Substantially all the Securities were acquired as the result of loans made by the Filing Persons to the Company. All Securities were acquired for investment purposes. The Filing Persons may, depending upon market conditions and other factors, acquire additional Shares in the future through additional loans to the Company or through open market or privately negotiated transactions or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

          Except as set forth above, none of the Filing Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a)   As of the date of this Statement, Thomas L. Kempner beneficially owned warrants and Convertible Notes, exercisable or convertible into an aggregate of 68,358,750 and 17,593,625 shares of common stock, respectively. As of such date, Thomas L. Kempner also beneficially owned an aggregate of 17,851,990 shares of Common Stock. As of the date of this Statement, based on the Shares outstanding as of July 25, 2001, the Filing Persons, individually, are the direct beneficial owners of the following amounts of Common Stock:

Beneficial Owner                                      Number of Shares           Percentage of
                                                                                 Outstanding Shares

Thomas L. Kempner                                      103,804,365                   69.6%

Thomas L. Kempner, Trustee, Trust F/B/O Alan H.          3,227,078                    4.86%
Kempner, Jr., and Thomas L. Kempner

Thomas L. Kempner, Trustee, Trust F/B/O Alan H.         49,655,353                   47.6%
Kempner, Jr.

Nan S. Kempner                                             281,091                     .45%

Thomas L. Kempner, Trustee, Trust                       49,716,951                   48.0%
F/B/O Thomas L. Kempner

          (b)  Nan S. Kempner, Alan H. Kempner, and Thomas L. Kempner, when acting as beneficiary only, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) no Shares owned by the Trusts. Each of such persons disclaims beneficial ownership of such Shares except to the extent of her or his pecuniary interest therein.

           (c)  The Schedule attached hereto sets forth the transactions in which the Filing Persons have engaged since the most recent filing.

          (d) Except as set forth herein, none of the Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

          None.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2001

/s/ Thomas L. Kempner
Thomas L. Kempner, individually
and as a Trustee of

Trust F/B/O Alan H. Kempner, Jr., and
Thomas L. Kempner

Trust F/B/O Alan H. Kempner, Jr

Trust F/B/O Thomas L. Kempner

On behalf of Nan S. Kempner

                                                    Schedule A
                                                    ----------

                                             SCHEDULE OF ACQUISITIONS
                                             ------------------------

Date         Amount            Type of Security/      Nature of Holding         Price Per      Beneficial
                               Underlying                                       Share          Ownership
                               Security

3/1/01       3,169,410          Common Stock          Warrants                  $.08           (1),(3)
3/1/01       3,169,409          Common Stock          Warrants                  $.08           (2),(3)
3/27/01      4,687,500          Common Stock          Warrants                  $.08           (1),(4)
3/27/01      4,687,500          Common Stock          Warrants                  $.08           (2),(4)
3/1/01         228,553          Common Stock          Convertible Debentures    $.08           (1),(5)
3/1/01         228,553          Common Stock          Convertible Debentures    $.08           (2),(5)
3/27/01        125,000          Common Stock          Convertible Debentures    $.08           (1),(6)
3/27/01        125,000          Common Stock          Convertible Debentures    $.08           (2),(6)
6/5/01          62,500          Common Stock          Convertible Debentures    $.08           (1),(6)
6/5/01          62,500          Common Stock          Convertible Debentures    $.08           (2),(6)
7/31/01        112,500          Common Stock          Convertible Debentures    $.08           (1),(6)
7/31/01        112,500          Common Stock          Convertible Debentures    $.08           (2),(6)

(1)    Tte. of Trust and beneficiary for Thomas L. Kempner.
(2)    Tte. of Trust for the benefit of Alan H. Kempner, Jr.
(3)    Represents warrants received in consideration for commitment to purchase 8% convertible debentures pursuant to subscription agreement dated 3/1/01. Warrants did not become exercisable until August 2, 2001 when the Company filed an amendment to its Certificate of Incorporation to increase the number of authorized shares.
(4)    Represents warrants received in consideration for commitment to purchase 8% convertible debentures pursuant to subscription agreement dated 3/27/01. Warrants did not become exercisable until August 2, 2001 when the Company filed an amendment to its Certificate of Incorporation to increase the number of authorized shares.
(5)    Represents Convertible Debentures received in exchange for cancellation of demand notes totalling $450,000 in operating funds and pursuant to a subscription agreement dated 3/1/01. Convertible Debentures did not become convertible until August 2, 2001 when the Company filed an amendment to its Certificate of Incorporation to increase the number of authorized shares.
(6)    Represents Convertible Debentures received in one of three installments as part of a commitment to fund up to $750,000 in operating funds pursuant to a subscription agreement dated 3/27/01. Convertible Debentures did not become convertible until August 2, 2001 when the Company filed an amendment to its Certificate of Incorporation to increase the number of authorized shares.